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                          March 19, 2021

       Roger W. Byrd
       General Counsel, Secretary and Senior Vice President
       Eastman Kodak Company
       343 State Street
       Rochester, NY 14650

                                                        Re: Eastman Kodak
Company
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2021
                                                            File No. 333-254352

       Dear Mr. Byrd:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Boris Dolgonos